September 11, 2025

Eliran Glazer
Chief Financial Officer
monday.com Ltd.
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel

        Re: monday.com Ltd.
            Form 20-F for the Year Ended December 31, 2024
            File No. 001-40461
Dear Eliran Glazer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2024
Operating Results
Comparison of the Years Ended December 31, 2024 and 2023, page 60

1. Please revise to provide a more substantive analysis of the reasons for changes in revenue during the periods presented. Your discussion should address the impact of changes in pricing, new or expanded product lines, and to the extent possible, quantify increases driven by existing customers separate from increases attributable to new customers. We note, for example, that the Q4 2024 and Q2 2025 shareholder letters provided on your website include metrics about customer growth associated with your
       CRM, service and dev products that provide additional insights not addressed in
       MD&A. Similarly, in your February 10, 2025 earnings call, management quantified the impact of pricing on 2024 results and provided an estimate of expected
       future pricing impacts but neither are included in your MD&A for the year ended
       December 31, 2024. Refer to Item 303 of Regulation S-K.
 September 11, 2025
Page 2
Liquidity and Capital Resources, page 64

2. We note that you have a significant amount of cash on hand as of December 31, 2024.
       Please revise to provide a more substantive discussion of your material cash requirements from known and other obligations both in the short-term and separately in the long-term (beyond the next 12 months). As part of this analysis, identify any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact your liquidity and capital resources. For example, we note from your Q4 2024 investor presentation that your future plans include an expansion of your core work product lines. Additionally, in your August 11, 2025 earnings call, management discussed investing in mondayDB. Your revised disclosures should address the timeline and expected cost of any known or anticipated investments along with the anticipated impact on your capital resources and liquidity. Consolidated Financial Statements
Note 16. Segment Reporting, page F-48

3. We note your disclosure indicating that you manage your business on the basis of one reportable segment and unit. Based upon comments made by management during your
       February 10, 2025 earnings call, it appears that discrete financial information below the consolidated level is both available to and reviewed by management. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so.
4. Please refer to ASC 280-10-50-40 and tell us how you considered disclosing revenues from external customers for each of your four main products: work management,
       CRM, dev and service. We note a recent announcement in your Q2 2025 shareholder letter that the CRM product reached $100 million in ARR. As such, it appears that there is sufficient financial information available to report revenues from external customers by product.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology